Consent of Independent Certified Public Accountants

Golden Northwest Aluminum, Inc.
The Dalles, Oregon


We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated July 10, 1998 except for Note 3 which is as of February 8, 1999, relating to the combined financial statements of Golden Northwest Aluminum, Inc. for the years ended December 31, 1996 and 1997 and of our report dated July 31, 1998 relating to the statements of income and cash flows of Goldendale Smelter Division of Columbia Aluminum Company for the year ended December 31, 1995 and the period from January 1, 1996 through May 21, 1996 which are contained in this Registration Statement.

We also consent to the reference to us under the caption "Experts" in the Prospectus.



BDO SEIDMAN, LLP
Spokane, Washington
February 10, 1999